GRAUBARD MILLER THE CHRYSLER BUILDING 405 LEXINGTON AVENUE NEW YORK, N.Y. 10174-1901 (212) 818-8800
FACSIMILE		DIRECT DIAL
(212) 818-8881		(212) 818-8638
EMAIL ADDRESS
jgallant@graubard.com

September 27, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. John Reynolds

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Re:	Highlands Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed on September 7, 2007
File No. 333-143599

Dear Mr. Reynolds:

On behalf of Highlands Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated September 25, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 4 to Edwin S. Kim. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.

We note your response to comment two of our letter dated August 24, 2007, and your revisions to page 60 of the most recent amendment, In the summary section, please clearly disclose that management could pursue acquisitions of companies that are a portfolio company of or have otherwise received a financial investment from affiliated funds or are affiliates of officers, directors, or founders.

We have revised the disclosure on page 3 of the Registration Statement to include the above-referenced information in the “Summary” section as requested.

Securities and Exchange Commission

September 27, 2007

2.

We have reviewed your response to comment three of our previous letter. We note that the company has added language that it will use the same criteria, with the exception of those that are solely healthcare industry-related, to evaluate business opportunities outside the healthcare industry. Please clarify whether the company is required to first seek healthcare industry business combinations before it seeks an opportunity outside of its focus. If not, please revise to clarify that no healthcare industry business may necessarily be considered for a potential business combination.

We have revised the disclosure on page 56 of the Registration Statement as requested.

Risk Factors, page 24

3.

We note your response to comment six of our previous letter and we reissue in part our prior comment. In the first full risk factor on page 37, please disclose whether the founders, officers or directors, or their affiliates, intend to purchase additional units or shares of common stock from persons in the open market or private transactions. If such persons do intend to make purchases, please discuss how the purchases may impact their ability to determine the outcome of matters requiring stockholder approval, such as a business combination. If such persons do not currently intend to make such purchases, please disclose the factors that they would consider to make purchases, such as whether to influence the shareholder vote to approve a business combination. We may have further comment.

We have revised the disclosure on page 37 of the Registration Statement as requested.

Conflicts of Interest, page 82

4.

We note your additional disclosure that Mr. Warren B. Kanders, through Kanders & Company, presently intends to sponsor a new blank check company. Please provide additional information regarding this proposed company. Please disclose the extent of the organizational activities already performed for this entity beyond initial discussions. To the extent any relevant details are known, they should be disclosed (i.e. offering size, management, underwriters, timetable, etc,).

We have revised the disclosure on pages 13, 33, 59 and 84 of the Registration Statement to indicate that the new blank check company has been formed and provided with initial start-up funding. As discussed with the Staff, we have not provided any further information in the Registration Statement as we believe it will cause such disclosure to be considered “gun-jumping” under Rule 135 with respect to any potential offering by such new blank check company. Furthermore, we believe that the important fact to investors in the Company’s offering is the existence of this new potential blank check company and the potential conflicts which may arise, all of which are fully disclosed to investors.

Securities and Exchange Commission

September 27, 2007

5.

Please provide more disclosure regarding the conflicts of interest between the company and its officers with any new blank check company. For example, will Messrs. Kanders, Julien, and Baratelli be involved in evaluating a potential business combination for the company that, if rejected, would then be offered to this now blank check company? An additional risk factor may be appropriate. Also, to the extent possible, please disclose which types of investment opportunities must Messrs. Kanders, Julien, and Baratelli first present to the company before this new blank check company? Are there any restrictions or limitations?

We have revised the disclosure on page 84 of the Registration Statement to provide additional information regarding the conflicts of interest between the company and its officers with any new blank check company as requested. In addition, we have added an additional risk factor on page 34 of the Registration Statement.

Underwriting, page 110

6.

We note your additional disclosure on page 110 that “the underwriters have reserved up to 5% of the units for sale at the initial offering price to persons who are directors, officers or employees of our founders, or who are otherwise associated with us or our founders, through a directed unit program.” Please clarify the procedures that the company and/or underwriters followed in conducting this program. Also disclose the names of the anticipated participants and clarify the meaning of “associated.” If other people or entities were contacted about participating, please advise us of this fact. In this regard we are looking for a discussion of who was contacted, by whom, the dates on which they were contacted and any information provided to the investor or potential investor. With respect to the foregoing, please provide the staff with copies of any written materials sent by the company or the underwriter and file any related agreements as exhibits. Also provide a legal analysis supporting this program and any securities offers made pursuant to it. In addition, please confirm whether information relating to the investors’ stock purchases would need to be presented in your beneficial ownership tables. We may have further comment.

The Company has determined to remove the directed unit program previously referred to on page 110 of the Registration Statement. No communications were sent to any potential participant in such directed unit program. Accordingly, we respectfully believe that this comment is no longer applicable.

Financial Statements

Note 5 - Commitments and Related Party Transactions, page F-9

7.	Considering a portion of the private placement warrants will be sold to affiliates of certain directors and officers, please disclose the fair value of these warrants and the

Securities and Exchange Commission

September 27, 2007

amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

No compensation cost will be recognized in connection with the sponsors’ warrants that will be issued to certain of the Company’s affiliates, as the estimated fair value of the sponsors’ warrants is not greater than their purchase price. The Company made this determination by analyzing warrant prices of several similarly structured blank check companies after consummation of their initial public offerings and following separation of the common stock and warrants included within the units. We have revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 5 of the Registration Statement to indicate that the purchase price of the sponsors’ warrants approximates the fair value of such warrants.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Robert W. Pangia